Exhibit 7.1
Richard M. Osborne Trust
8500 Station Street
Suite 113
Mentor, Ohio 44060
July 28, 2006
Via Fax and Registered Mail
  Return Receipt Requested
Corning Natural Gas Corporation
330 W. William Street
PO Box 58
Corning, New York 14830
Attn: Thomas K. Barry, President and Chief Executive Officer
Re: Demand for Inspection of List of Stockholders and Request for Other Documents
Dear Mr. Barry:
           The Richard M. Osborne Trust (the “Trust”) is the holder of record of 100 shares of the common stock of Corning Natural Gas Corporation, a New York corporation (the “Corporation”), and the beneficial owner of 83,133 shares of the common stock of the Corporation. We hereby demand a copy of the list of stockholders of the Corporation pursuant to the New York Business Corporation Law (“NYBC”).
           Section 624 of the NYBC provides that any stockholder of record upon at least five days’ written demand has the right to inspect the list of a corporation’s stockholders for any purpose reasonably related to such person’s interest as a stockholder. The Trust hereby demands to examine the Corporation’s stockholder list for the purpose of obtaining the names, addresses and holdings of other stockholders with whom the Trust may wish to communicate with regarding the affairs of the Corporation. The Trust represents and affirms that the requested examination is not desired for a purpose which is in the interest of a business or object other than the business of the Corporation and that the Trust has not at any time sold or offered for sale any list of stockholders of any domestic or foreign corporation or aided or abetted any person in procuring any such record of stockholders for any such purpose. A copy of the affidavit provided for in Section 624 of the NYBC is attached.
           Accordingly, please deliver the following information to Kohrman Jackson & Krantz P.L.L, 1375 East Ninth Street, One Cleveland Center, 20th Floor, Cleveland, Ohio 44114, Attn: Marc C. Krantz, Esq.:

•	A list of the record holders of all shares of the Corporation’s stock as of the most recent practicable date, certified by the Corporation’s transfer agent, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each stockholder;

•	A computer disk containing the record holders of all shares of the Corporation’s stock as of the most recent practicable date, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each stockholder, including any computer processing data that is necessary to access and use the information; and

•	All information in the Corporation’s possession or control or which can reasonably be obtained from nominees of any central certificate depository system concerning the number and identity of the actual beneficial owners of the Corporation’s shares, including a breakdown of any holdings in the name of CEDE & Co., Kray & Co., Pacific & Co., NCC & Co., Philadep, DLH, NEST and other similar nominees, and any list of non-objecting beneficial owners (NOBO) in the Corporation’s possession.
           The Trust will bear the reasonable costs incurred by the Corporation in connection with the production of the above information.
           The Trust hereby designates and authorizes Kohrman Jackson & Krantz P.L.L., its partners, employees and any other representative or agent designated by them or us, acting alone or in any combination, to conduct an inspection of the requested list of stockholders.
           In addition, we have reviewed the preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2006 by the Corporation and other documents publicly available to us. We note that the Corporation references and describes various agreements between the Corporation and current executive officers, Thomas K. Barry and Kenneth J. Robinson, and former executive officers, Edward F. Lewis and J. Edward Barry. However, none of these agreements appear to be filed with the SEC as required by Item 601 of Regulation S-K. Accordingly, we request that the Corporation file immediately the following documents with the SEC on Form 8-K as material definitive agreements:
•	Amended and Restated Employment Agreement between the Corporation and Thomas K. Barry dated December 14, 2000;

•	Amended and Restated Severance Agreement between the Corporation and Thomas K. Barry dated December 14, 2000;

•	Amended and Restated Survivor Benefit Deferred Compensation Agreement between the Corporation and Thomas K. Barry dated December 14, 2000;

•	Assignment Agreement between the Corporation and Thomas K. Barry dated July 10, 2001;

•	Amended and Restated Employment Agreement between the Corporation and Kenneth J. Robinson dated December 14, 2000;

•	Amended and Restated Severance Agreement between the Corporation and Kenneth J. Robinson dated December 14, 2000;

•	Amended and Restated Survivor Benefit Deferred Compensation Agreement between the Corporation and Kenneth J. Robinson dated December 14, 2000;

•	Assignment Agreement between the Corporation and Kenneth J. Robinson dated July 10, 2001;

•	Survivor Benefit Deferred Compensation Agreement between the Corporation and Edward F. Lewis dated January 1, 1992; and

•	Employment Agreement between the Corporation and J. Edward Barry dated April 29, 1987.
Finally, we request that the Corporation provide the above agreements to Kohrman Jackson & Krantz P.L.L. simultaneously with filing such agreements with the SEC.
           Please advise Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., phone 216-696-8700, fax 216-621-6536, as to when the stockholder list and the requested agreements will be provided.

Sincerely,

Richard M. Osborne Trust

	By:	/s/ Richard M. Osborne
Richard M. Osborne, Trustee

cc: Marc C. Krantz, Esq.

STATE OF OHIO	) SS.	AFFIDAVIT OF RICHARD M. OSBORNE
COUNTY OF LAKE	)
           I, Richard M. Osborne, Trustee of the Richard M. Osborne Trust (the “Trust”) being first duly sworn according to law, depose and state upon oath as follows:
           Requested examination by the Trust of the records of Corning Natural Gas Corporation (“Corning”) is not desired for a purpose which is in the interest of a business or object other than the business of Corning and the Trust has not at any time sold or offered for sale any list of shareholders of any domestic or foreign corporation or aided or abetted any person in procuring any such record of shareholders for any such purpose.

/s/ Richard M. Osborne
Richard M. Osborne

SWORN TO AND SUBSCRIBED before me on July 27, 2006.

/s/ Holly E. Kern

Notary Public

Holly E. Kern
[SEAL]	Notary Public, State of Ohio
My Commission Expires 9/17/08
Recorded in Lake County